SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow, Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Form F-3 (File Nos. 333-267160, 333-286020, 333-295842 and 333-280391).

 EXPLANATORY NOTE

Trinity Biotech plc Announces Results of Annual General Meeting

At the annual general meeting (the “Meeting”) of the Company held on September 30, 2026, shareholders approved all of the resolutions proposed by the requisite majorities and with a minimum approval of 95% of votes cast.

The resolutions (the text of which is more fully set out in the notice of meeting dated September 4, 2026) were as follows:

1.  To re-appoint Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

2. To authorise the board of directors to fix the statutory auditors’ remuneration.

3. To re-appoint Dr Andrew Omidvar as a director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date: October 5, 2026